UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNU

21004518

SEC FILE NUMBER
8-66145

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2020 (MM/DD/YY) AND ENDING 3/31/2021 (MM/DD/YY)

Washington DC 415

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arete Research, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Broad Street, 1st Floor
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Lecca 617-357-4800
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

155 Seaport Blvd	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Mary Lecca, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Arete Research, LLC, as of March 31, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mary Lecca
Signature

President
Title

Subscribed and sworn to before me this 27th day of MAY 2021

Lynn R. Garcia
Notary Public

Lynn R. Garcia
NOTARY PUBLIC
Commonwealth of Massachusetts
My Commission Expires
January 27, 2028

This report*, contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Arete Research, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arete Research, LLC (the "Company") as of March 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

WithumSmith+Brown, PC

Boston, Massachusetts
May 27, 2021

ARETE RESEARCH, LLC
(A Wholly-Owned Subsidiary of
Arete Research Services, LLP)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2021

ASSETS

ASSETS		
Cash	$	1,011,808
Accounts receivable		323,870
Right of use asset		45,129
Other assets		17,276
Furniture and equipment, net of accumulated depreciation of $61,164		15,016
Refundable income taxes		15,100
TOTAL ASSETS	$	1,428,199

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	729,359
Due to related parties		71,527
Lease liability		52,112
Contract liabilities		3,143
Deferred income tax liability		2,200
TOTAL LIABLITIES		858,341
MEMBER'S EQUITY		569,858
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,428,199

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization

Arete Research, LLC (the "Company") is a Delaware limited liability company based in Boston, Massachusetts. The Company was formed on June 20, 2003. The Company was organized to operate as a registered broker-dealer in securities in the United States and provides research services on technology, telecom and media companies to fund managers in the United States. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly-owned subsidiary of Arete Research Services, LLP (a limited liability partnership) (the "Parent") based in London, England. As discussed in NOTE 4, the Company contracts exclusively with its Parent to provide research services. Due to the extensive nature of the transactions with the Parent, the Company's financial condition, results of operations and its cash flows as presented in the financial statements may vary significantly from those that would have existed had the Company existed without such affiliation.

Note 2 - Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that might affect certain reported amounts and disclosures in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable are customer obligations due in connection with research services performed in the normal course of business. The Company performs continuing credit evaluations of its customers' financial condition, comprising review of the terms of credit, the amount of credit granted and management's past history with a customer to determine if any such amounts will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in its overall allowance for credit losses. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, management does not deem that an allowance for credit losses is necessary as of March 31, 2021.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash maintained in financial institutions in excess of the FDIC insured limit of $250,000. The Company limits the amount of credit risk exposure to any one financial institution. Although cash balances may exceed federally insured limits at times during the year, the Company has not experienced and does not expect to incur any losses in such accounts. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic areas.

Income Taxes

The Company is a limited liability company, but has elected to be taxed as a "C" corporation for Federal income tax purposes. The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other general and administrative expense, respectively.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Note 2 – Summary of Significant Accounting Policies (Continued)

Furniture and Equipment, net

Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Useful lives of furniture and equipment are five and three years, respectively. Repairs and maintenance are expensed as incurred and major improvements are capitalized.

Contract Liabilities

Research fees received in advance for future services are deferred to the fiscal year in which the service will be provided.

Subsequent Events

The Company has evaluated subsequent events after the date of the statement of financial condition through May 27, 2021, which is the date the financial statements were available to be issued.

Leases

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases* (Topic 842), which supersedes the requirements in Topic 840, *Leases.* The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases.

The ASU requires operating leases be included as right-of-use ("ROU") assets and lease liabilities recorded in the statement of financial condition. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over lease term. The Company determines if an arrangement is a lease at inception. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. Lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Note 2 – Summary of Significant Accounting Policies (Continued)

Allowance for Credit Losses

Effective April 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ACS 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company records the estimate of the expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost. Changes in the allowance for the credit losses are reported in credit loss expense.

The Company identified accounts receivables as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of April 1, 2020. Accordingly, the Company recognized no adjustment upon the adoption.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including accounts receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with accounts receivables is not significant. Accordingly, the Company has not provided and allowance for credit losses as of March 31, 2021.

Note 3 - Net Capital Requirement

The Company is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At March 31, 2021, the Company's "Net Capital" was $638,310 and the "Required Net Capital" was $24,753. At March 31, 2021, the Company's ratio of aggregate indebtedness to net capital was 0.5817 to 1.

Note 4 – Related Party Transactions

The Company has entered into an agreement with the Parent whereby the Parent will charge the Company for research services. For the year ended March 31, 2021, these services as computed under this agreement, were $4,099,446. Additionally, certain sales made by the Parent and an affiliate related through common ownership to their customer base in the United States of America are collected by the Company. As of March 31, 2021, the Company had $60,952 due to its Parent pursuant to this agreement with the Parent and these amounts are included in due to related parties in the accompanying statement of financial condition. As of March 31, 2021, the Company had an amount of $10,575 due to its affiliates related to 2020 revenue collected on behalf of the related parties.

Note 5 - Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of March 31, 2021:

Accounts payable	$ 12,536
Professional and regulatory fees	40,776
Salaries	71,047
Bonus and other compensation costs	605,000
	$ 729,359

Note 6 - Income Tax

The Company recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences that have been recognized in the financial statements and tax returns.

Net deferred income taxes at March 31, 2021 is attributable to temporary differences for right of use asset, lease liability and depreciation of furniture and equipment.

The U.S. Federal jurisdiction, California, Massachusetts, Connecticut, New Jersey and New York are the major tax jurisdictions where the Company files income tax returns. At March 31, 2021, the Company had no uncertain tax positions that would require financial statement recognition, de-recognition or disclosure.

Note 7 - Leases

The Company leases its office space in Boston, Massachusetts under an agreement expiring in November 2021 which provides for base rent plus a proportionate share of the operating expenses applicable to the building. The lease is secured by a security deposit of $8,189, which is included in other assets on the statement of financial condition. The agreement provides for monthly lease payments ranging from $6,324 to $6,587, with annual increases, as described in the agreement.

Note 7 - Leases (Continued)

Amounts reported in the statement fo financial condition as of March 31, 2021 were as follows:

Operating leases:	
Operating lease ROU asset	$45,129
Operating lease liability	$52,112
Weighted average remaining lease term:	
Operating leases	0.67 years
Weighted average discount rate:	
Operating leases	3%

The Company's maturity analysis and reconciliation to its lease liability is presented in the table below.

For the year ending March 31,

2022	$ 52,700
	$ 52,700
Less imputed interest	588
Lease liability as of March 31, 2021	**$ 52,112**

Note 8 – Employee Benefit Plan

The Company is a sponsor of a 401(k) Retirement Plan (the "Plan"). The Plan requires employer contributions in an amount equal to 3% of each employee's compensation for the plan year.

ARETE RESEARCH, LLC
(A Wholly-Owned Subsidiary of
Arete Research Services, LLP)

FINANCIAL STATEMENTS
PUBLIC COPY

MARCH 31, 2021

ARETE RESEARCH, LLC
(A Wholly-Owned Subsidiary of
Arete Research Services, LLP)

CONTENTS